EXHIBIT 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS


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An Annual Meeting of Shareholders of Templeton Global  Governments  Income Trust
was held on March 25, 1997 and April 1, 1997, for the purpose of electing four Trustees, to ratify the selection of McGladrey & Pullen, LLP, as the Fund's independent public accountants for the fiscal year ending August 31, 1997, and to consider a shareholder proposal to amend the Trust's Declaration of Trust to convert the Trust from a closed-end investment company to an open-end investment company. The proposal to amend the Trust's Declaration of Trust to convert the Trust from a closed-end investment company to an open-end investment company was rejected by shareholders.

The number of affirmative and negative votes with respect to the shareholder proposal is as follows:

                  Affirmative Votes:        3,420,426
                  Against:                  7,172,310